140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
June 29, 2010	Brussels	New York
	Chicago	Orange County
VIA EDGAR CORRESPONDENCE	Doha	Paris
	Dubai	Riyadh
Cecilia Blye, Chief	Frankfurt	Rome
Office of Global Security Risk	Hamburg	San Diego
Division of Corporation Finance	Hong Kong	San Francisco
Securities and Exchange Commission	Houston	Shanghai
100 F Street, N.E.	London	Silicon Valley
Washington, DC 20549	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.
Re:	IXYS Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 12, 2009 File No. 0-26124
Dear Ms. Blye:
     On behalf of our client, IXYS Corporation (the “Company”), this letter sets forth the Company’s response to the comment of the Staff of the Securities and Exchange Commission received by letter dated May 28, 2010, to the above-referenced filing. All of the information provided in this comment response is based on information gathered to date by the Company with respect to the past five fiscal years and the subsequent period. For your convenience, we have set forth the Staff’s original comment immediately preceding the Company’s response.
General
1.	We note your response in your May 14, 2010 comment letter regarding the distribution of products by foreign subsidiaries to an electronics distributor in Iran and quantitative information regarding revenues received from this distributor. Please discuss the materiality of these contacts with Iran and whether they constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

June 29, 2010

Response:
     The Company has determined that the limited past sales by its British subsidiary (Westcode Semiconductors Limited) and its German subsidiary (IXYS Semiconductor GmbH) of semiconductors, and assemblages of semiconductors commonly called modules, to RAD Electric Co. Ltd, are not material and do not pose a material investment risk to the Company’s shareholders.
     The Company has determined that its aggregate net revenues with respect to the referenced sales amounted to less than 0.2% of the Company’s net revenues during the past five fiscal years ended March 31, 2010. To the best of the Company’s knowledge and belief, such sales have been in compliance with the respective national export control laws applicable to Westcode Semiconductors Limited and IXYS Semiconductor GmbH. In addition, to the best of the Company’s knowledge and belief, the sales by Westcode Semiconductors Limited and IXYS Semiconductor GmbH to RAD Electric Co. Ltd were made without the involvement, approval, or facilitation of any United States person, and the products sold were neither fabricated nor assembled in the United States, and did not contain U.S.-origin parts, components, or materials, with the sole exception of a single shipment in fiscal year 2010 by IXYS Semiconductor GmbH of a sample part valued at approximately four euros (4€). Finally, going forward, the Company (including its non-U.S. subsidiaries) has elected to take steps to prevent any future sales to Iran, even by overseas affiliates and with respect to non-U.S. products that fall beyond the jurisdictional reach of U.S. export controls and sanctions laws concerning Iran. As a result, the Company does not anticipate that any affiliate will accept any future orders from any person or entity located in Iran, or have any direct or indirect contacts or transactions with the government of Iran or with entities controlled by the Iranian government.
     For the above reasons, the Company has determined that the referenced sales are immaterial both from a quantitative and a qualitative standpoint.
* * *
     As requested by the Staff, the Company hereby acknowledges in writing that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments with regard to this matter, please call the undersigned at (650) 463-4697 or William M. McGlone at (202) 637-2202.

Sincerely,
/s/ John C. Tang
John C. Tang
of LATHAM & WATKINS LLP

cc:	Jim Jones, Esq. (IXYS Corporation)